UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 16, 2012

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES PROLONGATION OF VTB BANK CREDIT FACILITIES

Moscow, Russia – April 16, 2012 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces the extension of credit facilities totalling 13.6 billion rubles (approximately 462 million US dollars*)
previously obtained from VTB Bank for Mechel’s enterprises.
Subsidiaries of Mechel Mining, which is part of Mechel Group, and VTB Bank signed amendments to the credit facilities, extending the maturities by three years until 2015.
In late 2008, VTB Bank opened short-term non-secured credit lines totaling 13.6 billion rubles (approximately 462 million US dollars*) for subsidiaries of
Mechel Mining.  The loans’ maturities were later extended until 2012. The credit facilities were used to finance the borrowers’ current operations.
“VTB Bank is a longstanding strategic partner for Mechel Group, and signing these agreements is additional proof of our successful partnership. These accords will enable us to optimize the Group’s credit portfolio structure by significantly decreasing the share of short-term loans, which is particularly important in light of significant volatility in the financial market .
Extension of these facilities by three years also shows the great trust one of
Russia’s leading banks has for our company as a reliable partner and a high-quality borrower,” Mechel OAO’s Chief Financial Officer Stanislav
Ploschenko noted.
* Based upon the Russian Central Bank exchange rate of 29.47 RUR/$ as of April
14, 2012.
***
Mechel OAO
Ekaterina Videman
Tel: +7 495 221-88-88
ekaterina.videman@mechel.com
 ***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: April 16, 2012	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO